UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ Jun Zhu
Name	:	Jun Zhu
Title	:	Chairman and Chief Executive Officer

Date: November 25, 2015

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

The9 Limited Announces Its Joint Venture Obtained an Exclusive License for Publishing and Operating Cross Fire 2 in China

Shanghai, China – November 25, 2015. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, today announced that its joint venture Oriental Shiny Star Limited (“JVC”) has entered into a license agreement with Smilegate Entertainment, Inc. (“SG”), a leading Korean game developer, for publishing and operating Cross Fire 2 on an exclusive basis for a five-year term in mainland China. In consideration for the exclusive license, JVC will make an upfront payment of US$50 million and additional payments totaling US$450 million based on certain development and operation milestones, as well as royalty payments based on future sales.

Cross Fire 2 is the sequel of Cross Fire, a blockbuster first-person-shooter PC online game in China. Both Cross Fire and Cross Fire 2 are developed by SG. Cross Fire 2 is being developed using new game engine. Other than the traditional PVP game mode like Cross Fire, Cross Fire 2 also provides PVE game mode to offer enhanced game experience to players.

Majority of JVC’s equity is owned by System Link Corporation Limited (“System Link”). System Link is a 50-50 joint venture formed by The9 and Qihoo 360 Technology Co., Ltd., a leading Internet company in China. Through its PRC consolidated subsidiaries, System Link will operate Firefall in China.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 Limited develops and operates, directly or through its affiliates, its proprietary MMO and mobile games including Firefall and Song of Knights. The9 Limited’s joint venture with Qihoo 360 has obtained an exclusive license for publishing and operating Cross Fire 2 in China. The9 Limited also engages in mobile advertising and mobile app education businesses. The9 Limited has formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the potential transaction may constitute forward-looking statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, The9’s ability to license, develop or acquire additional online games that are appealing to users, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Wendy Weng

Investor Relations Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

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